FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 22, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for January 22, 2008 and incorporated by reference herein is the Registrant’s immediate report dated January 22, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: January 22, 2008

BLUEPHOENIX SECURES FIRST MODERNIZATION PROJECT IN
SOUTH KOREA WITH INDUSTRIAL BANK OF KOREA

–	Solution secures integrity and enables more efficient change management for future updates on mainframe
–	Provides end to end development cycle management enabling users to improve productivity and usability
–	Reduces total cost of ownership by integrating varied tools for updating mainframe systems

HERZLIYA, Israel – January 22, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has closed its first modernization project in South Korea, with Industrial Bank of Korea (IBK). The initial value of this project is $400,000 and it is expected to take six months to implement.

Established in 1961, Industrial Bank of Korea is one of the leading banks in South Korea. IBK has total assets of over 111,269 million Korean won, 512 branches and 8,858 employees. IBK holds the public policy role of promoting growth among Korea’s small and medium-sized enterprises as well as guaranteeing reliability, profitability with firm assets.

BluePhoenix announced in July of 2007 the opening of a new regional office in Seoul, South Korea as a base for marketing and sales in the region and to provide support and services to the Asia Pacific market.

In this project, BluePhoenix will provide the bank with modernization tools that will ensure change control and integrity of their systems running on an IBM mainframe, as they are updated and promoted into production. These tools will supply application change management and life-cycle control to provide the necessary application builds and release management capabilities needed by the bank.

“We are very happy to have closed our first significant project in South Korea,” said Arik Kilman, CEO of BluePhoenix. “The Asia Pacific market is ripe for legacy modernization of mainframe and iSeries applications and databases. We look forward to using this initial win as a launch pad for securing new business in this growing market.”

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+97299526110	+1212-888-4570
dleichner @bphx.com	paulmholm@gmail.com